Filed by: Enersis Américas S.A. (Commission File No. 001-12440) pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended
Subject Company: Endesa Américas S.A. (Commission File No. 001-37724)
Form F-4 Registration No. 333-211405

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number: 001-12440

Enersis Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis Américas S.A.

Securities Registration Record No.175

Santiago, November 28, 2016

Ger. Gen. N° 82/2016

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

            Ref: Correct the original Form No. 1, dated

 November 24, 2016, related to the provisional

dividend distribution of Enersis Américas S.A.

Dear Sir:

Pursuant to the provisions of Circular No. 660 of 1986, of the Superintendence, and exercising the powers conferred upon me, I hereby forward to you a correction to Form No. 1 in the above referenced circular, dated November 24, 2016 by Enersis Américas SA which communicated the distribution of a provisional dividend of $ 0.94664 per share, charged against the 2016 financial year, to be paid on January 27, 2017. The rectification changes the reference to "individualization of the movement", in section 1.07 in Form No. 1, and corrects the notice of publication dated in numeral 7.

Sincerely Yours,

Luca D’Agnese

Chief Executive Officer

c.c.:            Banco Central de Chile (Central Bank of Chile)

      Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

      Bolsa de Comercio de Santiago (Santiago Stock Exchange)

      Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

      Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

      Banco Santander Santiago - Representantes Tenedores de Bonos (Bondholders Representative)

      Depósito Central de Valores (Central Securities Depositary)

      Comisión Clasificadora de Riesgos (Risk Classification Commission)

SUPERINTENDENCE OF

SECURITIES AND INSURANCE

CHILE

INTERNAL USE: RECEPTION OFFICE S.V.S.

FORM Nº. 1

DIVIDEND DISTRIBUTION

(Rectified Information)

0.01 Información original : YES	0.02 Fecha envío : 24/11/2016 (DD MM AA)

1. IDENTIFICACION DE LA SOCIEDAD Y DEL MOVIMIENTO

1.01 Tax Number : 94,271,000-3. 1.03 Company: ENERSIS AMÉRICAS S.A. 1.04 Securities Registry Nº.: 175 1.06 Stock Exchange Code: ENERSIS AMÉRICAS	Dispatch date 1.02 Original Form : 24/11/2016 (DD MM AA) 1.05 Affected series: UNIQUE 1.07 Individualization of the movement : 94_

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Agreement date : 24/11/2016 (DD MM AA)

2.02 Agreement Settlement : 3__ (1: Ordinary Shareholders Meeting / 2: Extraordinary Shareholders Meeting /3: Board meeting)

2.03 Dividend Amount: $ 54,387,251,604.-

2.04 Currency type : $ ----- .

3. SHARES AND SHAREHOLDERS WITH RIGHT

3.01 Number of shares : 57,453,055,120	3.02 Closing date: 21/01/17 (DD MM AA)

4. CHARACTERISTICS OF THE DIVIDEND

4.01 Type of dividend : _ 1_ (1:Interim / 2:Definitive minimum by law / 3: Definitive additional or eventual)

4.02 Year ended: 30/09/16 (DD MM AA)

4.03 Form of payment : 1_ (1:In cash / 2: Optional in cash or shares of the issuance / 3:Optional in cash or shares of others companies / 4: Other)

5. PAYMENT OF THE DIVIDEND IN CASH (In cash or optional in cash or shares)

5.01 Payment in cash: $ 0.94664/share 5.03 Payment date : 27/01/17 (DD MM AA)	5.02 Currency type: $ ------- .

(CONTINUES OVERLEAF)

6. DISTRIBUTION OF THE OPTIONAL DIVIDEND IN SHARES

6.01 Starting date : / / (DD MM AA)

6.02 Expiration Option Date : / / (DD MM AA)

6.03 Date of the distribution of shares : / / (DD MM AA)

6.04 Series to choose : (Only if the option is based on shares of own issuance )

6.05 Shares post movement: (Only if the option is based on shares of own issuance)

6.06 Tax No. Of the issuer : (Only if the option is based on shares in which the company is holder)

6.07 Ticker local Exchange : .

6.08 Factor of shares : shares to be received by one share with right

6.09 Share price : /share 6.10 Type of currency : $ .

7. COMMENTS

Tax Effects: The Tax Credit that this dividend could have will be announced promptly to the shareholders.

Dividend: This dividend will be charged to the Net Income for the fiscal year 2016 and corresponds to 15% of the liquid income for the year as of September 30, 2016.

Hour, Place and Payment procedures: To all shareholders with their corresponding authorization, the dividend will be transferred into the bank account or savings account of the shareholder. To the shareholders who requested to have their dividend sent by mail, it will be sent by nominative check or bank draft, by certified mail, to the shareholder address registered in the Shareholders’ Registration. To shareholders who get their checks or bank draft directly, they must withdraw it during bank business days starting from January 27, 2017, at any of the Banco de Crédito e Inversiones, BCI, branch offices all along the country from Monday to Friday, from 9:00 to 14:00. This last modality will be also used for all those shareholders that have not expressly requested a form of payment and for all whose bank accounts have been objected by the bank in a verification process prior to payment. In cases where the check or bank draft have been returned by the post office to DCV Registros S.A., they shall remain under their custody until they are withdrawn or requested by the shareholders.

Newspaper and Publication Date: The publication of the dividend announcement shall be made in the newspaper El Mercurio de Santiago, on January 17, 2016

Type of Entity: Publicly Held Limited Liability Stock Company.

Statement: "The information disclosed in this form is accurate and correct, therefore, I assume the corresponding legal liability ".

SIGNATURE OF LEGAL REPRESENTATIVE: __________________________

NAME OF LEGAL REPRESENTATIVE : LUCA D’AGNESE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enersis Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: November 30, 2016